Exhibit 99.2

Preferential Cooperation Agreement on Airport Pick-up/Drop-off Services for Air China Passengers

Party A: Air China Limited, Hangzhou Sales Office

Legal Representative: Shen Qichao

Address: No. 30 Hongmenju, Hangzhou, Zhejiang Province, PRC

Party B: Zhejiang Youba Technology Co., Ltd. (hereinafter, “Wetour”)

Legal Representative: Zheng Jiahua

Address: Room 2505, Building 2, Euro-American Financial City, Cangqian Sub-district, Yuhang District, Hangzhou, Zhejiang Province, PRC

Party A and Party B are each referred to herein as a “Party” and collectively as the “Parties”.

Purpose. To leverage existing resources and expand sales channels, and on the basis of equality and mutual benefit, the Parties hereby enter into this preferential cooperation agreement regarding Wetour’s provision of airport pick-up and drop-off services at Hangzhou Airport (domestic and international) for Air China passengers and employees (this “Agreement”).

I. Scope of Cooperation

1. Responsibilities of Air China

Air China shall promote the cooperation program through its proprietary channels, including without limitation its official website, WeChat official account, frequent-flyer newsletters and e-statements, and on-site events.

2. Responsibilities of Wetour

2.1 Preferential pricing.

From the date this Agreement is signed and sealed by both Parties through June 30, 2026, Air China passengers (presenting an Air China ticket number beginning with “999”) and Air China employees (presenting an employee ID card) who book Wetour’s airport pick-up/drop-off services shall enjoy a preferential price equal to 88% of the applicable list price (i.e., a 12% discount).

2.2 Booking workflow.

Eligible passengers/employees shall add Wetour’s corporate WeChat customer-service account and provide their name, contact information, and the relevant CA flight number. Wetour’s customer service shall arrange the vehicle booking at the preferential price and send the itinerary and payment link via WeChat for confirmation and payment. On the service day, Wetour shall send vehicle and driver information via WeChat to the passenger/employee.

3. Promotional materials

Wetour shall design the promotional page(s) for the program for use in Air China’s proprietary channels.

II. Customer Complaints

Each Party shall, within the scope of services it provides and its respective responsibilities and obligations, accept and handle customer complaints and resolve any disputes, controversies, or claims arising therefrom. For matters outside a Party’s scope of responsibility, such Party may assist the other Party but shall bear no liability for any loss caused to customers due to the other Party’s responsibility.

III. Publicity and Use of Marks

1. Each Party shall provide to the other its corporate name, logos/trademarks, and brand identity standards (graphic and text). Any sales, promotional, publicity or advertising materials, newspapers, magazines, internet content, leaflets, etc. that use the other Party’s name or marks or otherwise involve related content shall be subject to the other Party’s prior written approval. The submitting Party shall send relevant designs by fax or email, and the other Party shall provide a written reply within three (3) business days.

2. The Parties may adopt any mutually suitable promotion method, subject to mutual acknowledgment and confirmation.

3. Each Party represents and warrants that it owns lawful intellectual property rights in the names, logos/trademarks and brand assets it provides.

IV. Liability for Breach

1. If a Party, for reasons other than Force Majeure, fails to perform or properly perform its obligations under this Agreement, such Party shall be deemed in breach.

2. Upon receipt of a written notice from the other Party specifying the breach, if the breaching Party confirms that a breach exists, it shall cure within ten (10) days and notify the non-breaching Party in writing. If the breach is not cured within such period, the non-breaching Party may unilaterally terminate this Agreement at any time by written notice, and this Agreement shall terminate upon the breaching Party’s receipt of the termination notice.

3. The breaching Party shall indemnify the non-breaching Party for losses suffered as a result of such breach.

V. Force Majeure

1. Definition. “Force Majeure” means any objective circumstance that is unforeseeable, unavoidable, and insurmountable, including but not limited to earthquakes, typhoons, floods, fires, wars, governmental actions, changes in laws or their application, or other events beyond a Party’s reasonable control.

2. Consequences and notice.

If a Force Majeure event occurs, the obligations of the affected Party shall be suspended during the period of delay, and the time for performance shall be extended accordingly, without liability on the part of the affected Party. The affected Party shall promptly notify the other Party in writing and, within ten (10) business days, provide sufficient evidence of the occurrence and duration of the Force Majeure, and shall use reasonable efforts to remove or mitigate its effects. If a Force Majeure event lasts thirty (30) days, either Party may terminate this Agreement by written notice to the other Party.

VI. Confidentiality

1. Obligations. Prior to and during the term of this Agreement, one Party (the “Disclosing Party”) may disclose its confidential information to the other Party (the “Receiving Party”). During the term of this Agreement and for two (2) years thereafter, the Receiving Party shall: (a) keep all such information strictly confidential; (b) not use such information for any purpose other than those expressly provided in this Agreement; and (c) not disclose such information to any person other than those employees of the Receiving Party or its Affiliates who need to know for performance of this Agreement, or the Receiving Party’s attorneys, accountants, or other advisors.

2. Exceptions. The foregoing obligations shall not apply to information that: (a) the Receiving Party can prove by contemporaneous written records it possessed prior to disclosure by the Disclosing Party; (b) becomes public other than through the Receiving Party’s breach of this Agreement; or (c) is obtained by the Receiving Party from a third party not under a duty of confidentiality with respect to such information.

3. Return/Destruction. Upon expiration or termination of this Agreement, or upon the Disclosing Party’s demand, the Receiving Party shall: (a) return to the Disclosing Party (or, if requested, destroy) all materials containing the Disclosing Party’s confidential information (including copies); and (b) within ten (10) days thereafter, provide a written certification of completion.

4. Definition. “Confidential Information” includes this Agreement and its contents, and any oral or written confidential, proprietary, or non-public information or data received by the Receiving Party from the Disclosing Party.

VII. Notices

Notices under this Agreement shall be in Chinese and may be delivered by hand, courier, fax, or email.

Air China Limited, Hangzhou Sales Office

Contact: Zhu Junyi

Address: Room 7016, Block A, Yaojiang Guangsha, No. 126 Yan’an South Road, Shangcheng District, Hangzhou

Tel: 0571-86664952

Email: zhujunyiillairchina. com (as provided by Party A)

Zhejiang Youba Technology Co., Ltd.

Contact: Chen Yizhou

Address: Room 2505, Building 2, Euro-American Financial City, Cangqian Street, Yuhang District, Hangzhou, Zhejiang Province

Tel: 13858016195

Email: yizhou.chen@webus. onaliyun.com (as provided by Party B)

A Party shall notify the other Party at least three (3) business days in advance of any change to the above contact personnel.

Deemed receipt:

- Hand delivery: upon delivery to the designated address and acknowledgment of receipt (or other proof of delivery);

- Courier: on the sixth (6th) business day following dispatch;

- Fax: on the next business day following the date shown on the sender’s transmission report confirming complete and uninterrupted transmission;

- Email: on the next business day following the date of sending.

VIII. Governing Law

The formation, validity, interpretation, performance and dispute resolution of this Agreement (and any exhibits/attachments) shall be governed by the laws of the People’s Republic of China.

IX. Dispute Resolution

Any dispute arising out of or in connection with this Agreement shall first be resolved through friendly consultation. Failing such consultation, either Party may bring an action before the people’s court having jurisdiction at the domicile of Party A.

X. Term and Early Termination

This Agreement shall become effective on the date it is signed and sealed by both Parties and shall remain in force through June 30, 2026.

If either Party wishes to terminate early, it shall give thirty (30) days’ prior written notice and obtain the other Party’s written confirmation, whereupon the Agreement may be terminated.

XI. Amendments

1. This Agreement may be amended or supplemented in writing upon friendly consultation between the Parties.

2. Any proposal to amend shall be made in writing, and amended terms shall become effective only upon signature by both Parties. Any amendment or supplement shall have the same legal effect as this Agreement.

XII. Miscellaneous

1. Neither Party may assign its rights or obligations hereunder to any third party without the other Party’s prior written consent.

2. During the program, each Party shall maintain its customary good corporate image and shall not engage in any act detrimental to the other Party’s corporate image; otherwise, the other Party may terminate this Agreement pursuant to Section IV.2.

3. If any provision of this Agreement is held invalid or unenforceable under applicable laws or regulations, and such invalidity or unenforceability does not affect the validity of the remaining provisions, the remaining provisions shall continue in full force and effect.

4. Any matters not covered herein shall be separately negotiated by the Parties.

This Agreement shall take effect upon the signatures and seals of duly authorized representatives of both Parties. It is executed in four (4) counterparts, with each Party holding two (2), all of which have equal legal effect.

Air China Limited, Hangzhou Sales Office (Seal)

By:	/s/ Qichao Shen

Name:	Qichao Shen

Date:	August 15, 2025

Zhejiang Youba Technology Co., Ltd. (Seal)

By:	[Corporate Seal Affixed]

Date:	August 29, 2025